Mail Stop 4-6

      March 7, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Registration Statement on Form S-1
	File No. 333-122565

Dear Mr. Green:

    We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.
2. We note that you intend to provide graphics in your inside front cover. You are welcome to provide them to us supplementally before you file your next amendment. We provided guidance on the use of graphics in our CF Current Issues Outline dated March 31, 2001.

Cover Page
3. Identify the two selling shareholders here and clarify that Urvanos Investments Limited will hold all of the Class B common stock upon the closing of this offering. Include the percentage of the voting power of the company`s capital stock to be held by these controlling entities.
4. In your description of the conversion terms of the Class B common stock, clarify that Class B will automatically convert into Class A common four years from the date of the offering or earlier upon the occurrence of specified events.

Summary
5. In your introductory paragraph, please clarify that the summary provides an overview of the material aspects of your offering.
See
Item 503(a) of Regulation S-K.
6. In the summary, alert investors to the complex ownership structure of your business, specifically, that the company is controlled by two entities-Urpasis Investments Limited and Urvanos Investments Limited,
Cyprus limited liability companies-who are under common control by TBG Holdings NV, which has yet another hierarchy of control. Shareholders should be informed of this hierarchy of control as well as the relationships among IHS and TBG executive officers and directors at the outset, rather than first learning about this structure on page 13 and thereafter. Briefly describe the reorganization that occurred in November and December 2004 as noted in Note 19 to the financial statements and tell shareholders the page(s) of the prospectus where the detailed information about these arrangements is provided. Consider including a diagram of the controlling hierarchy to facilitate understanding.
7. Provide support for the statement that IHS is "one of the leading" global providers of critical technical information, decision-support tools and related services to the named industry groups. Ensure that your disclosure is balanced in making this claim. For example, if there are significant disadvantages of your tools and services relative to those of some competitors, or if other companies generate revenues or have market penetration significantly greater than yours, please expand to put your claim in context.
8. Supplementally confirm that the categories of customers you identify here and throughout the prospectus relate to current customers. For example, do your current customers presently constitute a majority of the Fortune 500 companies?
Supplementally
identify your government customers and the countries in which your current customers are located. Additionally, supplementally identify some of the "major global oil companies" and "largest engineering-intensive companies" that utilize your offerings. Finally, identify in the prospectus your customer described on page 1 as "one of the world`s largest aerospace companies."
9. Briefly define "deferred stock unit."

Summary Consolidated Financial Data, Page 6

Non-GAAP Measures - EBITDA
10. We note your use of non-GAAP measures in your Summary Consolidated Financial Data on pages 6, 7 and 8. Based on your presentation it does not appear that you have fully complied with the requirements of Item 10(e) of Regulation S-K, and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary:
* Since you have reconciled your non-GAAP measures to net income, it appears that you have presented these measures as performance measures. Because your non-GAAP measures exclude recurring charges, supplementally demonstrate the usefulness of this measure that excludes recurring items, especially since it is used to evaluate performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
* If you are able to overcome the burden of demonstrating its usefulness, revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures as follows:

o the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
o the economic substance behind management`s decision to use such a measure;
o the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Summary and Selected Financial Data, Pages 6 and 20
11. We noted that between 2000 and 2002 you disposed of several non-core businesses and you provided a footnote to the Selected Historical Consolidated Financial Data that discloses the results of operations of the disposed segments. Revise to explain why you have not presented these operations as discontinued operations following the guidance in APB 30.



Risk Factors

      We depend on content obtained through agreements with third parties . . . .  Page 9
12. Please address more fully the risks associated with licensing intellectual property from third parties, including SDOs. Do you believe you have alternative sources regarding the 25 licenses on which you substantially depend? The discussion in the business section should also be expanded to address more fully the company`s reliance on and the risks associated with third-party licenses.

      We rely on a network of independent contractors and dealers
.. .
.. .  Page 10
13. Revise the risk factor discussion to clarify the extent to which you are dependent on independent contractors. Consider adding disclosure in Business on this issue.

We have experienced recent changes in our senior management.  Page
11
14. We note your discussion of recent changes in management. To what extent are these changes in senior management indicative of material changes within the company?
We are controlled by an entity whose interests may differ from your interests. Page 13
15. Revise the subheading to state explicitly that five of the IHS Board Members, including the Chairman of the board, are on the board of directors of TBF or are members of a TBG advisory committee.
In
the text, please discuss any procedural or other safeguards to protect the interests of the non-affiliated shareholders. Further, please discuss any material risks associated with your company being controlled by two Cyprus limited liability companies, which in turn are owned by a Netherland-Antilles company and a Bermuda trust.

Use of Proceeds, Page 17
16. You state here, in the summary and throughout the prospectus that you plan to pursue acquisitions including selectively acquiring databases and information services organizations, complementary technologies and businesses, as a means to grow your company. Please state here and in the summary whether you have any current plans, proposals or arrangements to acquire additional businesses.
17. You state that you intend to use the proceeds for general corporate purposes, including potential acquisitions. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. For example, you state in the risk factors and elsewhere in the prospectus that you intend to expand into new geographic markets and enhance your services business and you have identified several areas targeted for growth, including new tools and services development and expanded sales and marketing efforts.

If you have made preliminary decisions about your future growth potential and appropriate resource allocation, state the approximate amount to be used for each purpose and revise management`s discussion to provide a brief outline of these plans, including the likely priority of, and contingencies affecting, such plans.

Dividends, Page 17
18. Clarify that the $6.1 million dividend to a subsidiary of TBG related to a preferred stock investment in Extruded Metals, Inc.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Executive Summary, Page 22

Subscription-Based Business Model, page 22
19. Tell us supplementally and revise to explain the reasons why sales of your non-deferred subscriptions occur most frequently in the fourth quarter.

Operating Expenses and Other Items, Page 24
20. On the bottom of page 24, you indicate that the restricted stock you issued will vest over a three-year period for which you will record the cost ratably over the vesting period. Help us understand why a significant portion of the charge will be recorded in 2005, if the options vest ratably. Is there an alternative vesting schedule that you believe is probable of occurring? Please advise and revise as necessary. Address similar disclosure that is set forth in the last sentence in Note 12 to your audited financial statements.

Revenue Recognition, Page 25
21. We note that you have repeated your revenue recognition policy descriptions within the Critical Accounting Policies in MD&A.
Your
discussion in this section is meant to supplement, not duplicate, the description of accounting policies in the footnotes. Within this section you should:
* Identify the types of assumptions that underlie the most significant and subjective estimates;
* Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and
* Describe circumstances that have resulted in revised assumptions in the past.

Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.
22. Consider including in your executive summary a discussion of revenues by segment as well as an overview of the driving forces within each segment that management believes have had an effect on the results in operations.

Results in Operations
Year ended November 30, 2004 Compared to the Year Ended November
30,
2003
23. You state that your revenues increased by 14% overall, with revenues in the Energy segment increasing by nearly double that in the Engineering segment and that the driving force has been increased sales of critical information and decision-support tools in both segments as well as an increase in prices. Please revise to describe the contributing factors relating to the significant increases in sales. Also revise to quantify the effect of price changes on your revenues during this and other periods.

Net Gain on Sale of Assets, Page 30
24. Tell us supplementally and revise to provide disclosure about the settlement of a revenue-based earn-out arrangement you recorded in 2003 and 2004.

Year ended November 30, 2003 Compared to the Year Ended November
30,
2002
25. You discuss cost reduction initiatives, including headcount reductions, undertaken in 2003 that contributed to the decrease in cost of revenue. What factors led to the cost reduction initiatives?
Do you anticipate that these factors will impact your margins in future periods?

Liquidity
26. Briefly outline the material covenants under your $125 million revolving credit agreement.

Business, Page 37
27. Please expand the business section to include a background discussion of the November 2004 reorganization and recapitalization and describe their business purpose.
28. Please identify your subsidiaries for each of the business segments.
29. State whether the patents you have applied for are U.S. or foreign applications. See page 49.
30. You claim on page 39 that your tools and services can reduce the operating costs and increase the productivity of your customers. Please provide a basis for these assertions.
31. We note that you intend to expand your geographic coverage to include emerging markets, such as China, Russia and India. To the extent that delivering your tools and services in these environments pose operating, regulatory or other complexities peculiar to emerging markets, please include an appropriate discussion. Further, we note your statement in risk factors that one of the risks associated with your international operations is political instability. Please advise.
32. Regarding your offerings for each of the energy and engineering segments, please clarify how your offerings are delivered. For example, you state on page 40 that you provide comprehensive critical information relating to that segment through online and "other electronic subscriptions." How does the subscription service operate and what do the other electronic subscriptions entail? Similarly, your discussion of decision-support tools references a range of applications from easy to use "browse and search" applications to sophisticated project tools. The disclosure does not provide a comprehensive understanding of the methods of distributing your tools and services. Consider including a comprehensive table or chart identifying by segment all of the various tools, applications, subscriptions, products and services you offer.
33. Intellectual Property: State the number and duration of all trademarks.

Compensation Committee Interlocks and Insider Participation, Page
54
34. It appears that Mr. Stead, an executive officer of IHS, served on
the board of TBG while Mr. v. Staudt served and continues to serve as
Executive Vice President for TBG and on the board of IHS.  See
Item
402 (j)(3)(ii).  Please advise or revise.
35. Briefly explain the performance objectives for fiscal year
2004
for the purposes of determining Mr. Picasso`s bonus.
36. Please disclose why you have elected to rely on date of grant rather than the mid-point of the initial public offering price in computing the "potential realizable value" columns of the option grant table at page 57. If you do not use the mid-point of the offering price range to compute these columns, identify who computed the fair market values and provide a reasonably detailed explanation of the methodologies used to support the conclusions about the fair market values that were used. If you use the mid-point of the offering price range, you need not provide the details on the valuation techniques. See Corporation Finance Telephone Interp.
J.17. and Section IV.C of SEC Release 33-7009. Further, the disclosure concerning the "value of unexercised in-the-money options" columns of the second table on page 58 should also either provide the details about the fair market value, or you should compute the columns using the mid-point of the offering price range.

Certain Relationships and Related Transactions, Page 81
37. The disclosure in this section should highlight the relationships between management and the selling shareholders. The detailed discussion of the ownership hierarchy in the third through sixth paragraphs beginning on page 81, which repeats verbatim the disclosure in the third risk factor on page 13, does not enhance the disclosure. To the extent that the controlling hierarchy of the company is described clearly and completely in the forepart of the prospectus, repetition of the hierarchical relationships should be avoided. Please limit the disclosure here to describing the nature and extent of the relationships among the directors and executive officers and the selling stockholders.

Description of Capital Stock, Page 84
38. Please advise why you have not briefly addressed your Class C common stock.
39. State whether you currently satisfy the requirements for being listed on the New York Stock Exchange.

Shares Eligible For Future Sale, Page 93
40. Disclose whether the managing underwriters have any intent to shorten or waive lock-ups.

Underwriting, Page 98
41. Please supplementally confirm that you do not intend to have a directed share program or electronic distribution.
Where You Can Find Additional Information, Page 101
42. Please note that we no longer maintain public reference rooms outside of Washington, D.C.


Financial Statements

Balance Sheet, page F-3
43. We noted a large increase in your accrued expenses between
2003
and 2004. Supplementally provide us an analysis of the accrued expense balance for 2003 and 2004. Indicate what the $37.6 million increase in accrued expenses relates to. In addition, we remind you that Regulation S-X, Article 5 indicates that any item in excess of
5% of total current liabilities should be stated separately or disclosed in a note to the financial statements.
44. We noted an approximate increase of 40% in deferred subscription revenues between 2003 and 2004. Supplementally explain the reasons for the increase in deferred subscription revenues, whether there has been a change in your business, and identify any known trends indicated by this increase in MD&A.

Income Statement, page F-4
45. We note that you have presented compensation expense related to equity awards on the face of your statements of operations. Revise the face of your statements to clearly indicate the respective line items effected. While we note the respective disclosures on page F-
22, we believe the information should be set forth on the face of the statement to provide transparency for investors. Please revise.
46. Revise your statements of operations to separately present revenue from products and revenue from services, and the respective costs, following Rule 5-03(b) of Regulation S-X. In this regard, we note your service revenues exceed 10% of your revenues during 2004.

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-7

Sales of Critical Information and Decision-Support Tools
47. Tell us more about the nature and amounts of the deferred incremental costs that directly relate to your subscriptions. For each incremental direct cost, quantify the amounts deferred and explain how your accounting complies with SAB 104 (SAB Topic 13.A.3.f, Question 3 and FTB 90-1 or Statement 91. Also, revise MD&A to explain the increase in deferred costs during 2004.
48. We note many of your energy offerings are priced based on a customer`s oil and gas production. Help us understand how you recognize revenues for these types of arrangements and how you have determined the arrangement is fixed or determinable.
49. We noted that you rely on a network of dealers to sell your offerings in locations where you do not maintain a sales office or sales teams. Supplementally tell us and disclose how you account for sales made through dealers. Address whether you offer your dealers and/or end users any price protection or rights of return. Refer to
SFAS 48.

Multiple-Element Arrangements
50. We note that you have multiple element arrangements. Supplementally tell us and disclose how you determine VSOE for each of your elements in your arrangements. In this regard, note that your
fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Refer to paragraph 10 of SOP 97-2. In addition, tell us and disclose how you recognize revenues on your multiple element arrangements when VSOE for all elements does not exist.
51. You indicate that where VSOE exists, elements are unbundled
and
the revenue for each element is recognized "as appropriate."   Use
of
the term "as appropriate" does not clearly indicate how you recognize revenue for the respective elements. In this regard, revise your policy to identify each element and specifically disclose how you recognize revenue for each identified element.

Services
52. Clarify whether your services are provided as part of your multiple element arrangements or whether you provide stand-alone services to your customers. If your services are part of a multiple element arrangement, clarify if you have concluded that the rate specified in the contract represents VSOE of fair value and the basis for that conclusion.
53. For your fixed price contracts, clarify how you determine the amount of revenue to recognize "upon completion of each specified performance obligation." For your typical fixed price service arrangement, identify the number of specified performance obligations in each arrangement and how you determine the amount of revenue to recognize as each performance obligation is fulfilled. Refer to the accounting literature that supports your accounting.

Research and Development, page F-9
54. Tell us supplementally and revise to clarify how your accounting policy for research and development costs complies with SFAS 86 and/or SOP 98-1.

Stock Option Accounting, page F-10
55. We note that no compensation expense for stock options was recognized since options have been equal to or greater than the estimated fair market value of the underlying stock on the date of grant. Provide us supplementally the following information in chronological order for option grants for the one year period preceding the filing of the registration statement:
a.	The date of grant;
b. 	The name of the grantee and the grantee`s relationship to
company;
c.	The reason for the grant;
d.	The number of option granted;
e.	The exercise price;
f.	The fair value of underlying shares of common stock at each
grant date; and
g.	The total amount of compensation expense related to the grant and the timing of the amortization expense.
56. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation methodologies or on recent sales of the same or a similar company security to a third party for cash. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.
Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of the registration statement.
57. Regarding your pro forma disclosures, help us understand how you determined the amount of compensation benefit you recorded in 2004.
Supplementally provide us the following and revise your disclosures as necessary:
* Quantify the amounts calculated in previous years under SFAS
123;
* Quantify the ultimate cash settlement of the options in 2004;
* Clarify whether you considered the value of the restricted shares and deferred stock units you issued as part of the option settlement;
* Clarify whether the stock options were vested at the time you settled them in 2004;
* If they were not vested, quantify the amount of unrecognized compensation costs at the date of repurchase;
* Quantify the fair values of the respective options at the settlement date;
* Tell us how your accounting complies with the guidance set forth in paragraphs 37-39 of SFAS 123. Refer to the authoritative literature that supports your accounting.
58. The staff noted your pro forma net income disclosure had IHS used the fair value accounting provisions of SFAS 123. SFAS 123 also requires disclosures of pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards. Revise your disclosure as appropriate. Refer to paragraph
45(c) (5) of SFAS 123, as amended by paragraph 2(e) of SFAS 148.

Earnings Per Share
59. Include an accounting policy regarding your calculation of basic and diluted earnings per share. Provide all the disclosures required by SFAS 128. Also, clarify your treatment for the two-classes of common stock you present.

Note 2.  Divestitures of Investments in Affiliates, page F-13
60. We note that you distributed to TBG the preferred stock you owned in Extruded Metals, Inc. and recorded the distribution as a $4.3 million dividend. Clarify whether you recorded this transaction at its fair value and quantify any gain or loss you recorded. Also revise to discuss the $7.9 million impairment of investment affiliate, which appears to relate to your preferred stock investment in Extruded Metals.

Note 3. Dissolution of Joint Venture, page F-13
61. Help us better understand the nature of your joint venture with
BSI and your accounting for the distribution agreement and dissolution. Clarify the nature of the deferred revenue related to the subscription revenue stream. Quantify the amount of deferred revenue you recorded and explain how you determine its fair value. Also, clarify where you have classified the gain in your statements of operations.

Note 12. 2004 Long-Term Incentive and Directors Stock Plan and the
Offer to Exchange Options and Shares
62. Help us understand your accounting associated with the offer to exchange options and shares that you made on November 22, 2004. Refer to the authoritative accounting literature that supports your historical and prospective accounting. At a minimum, address the following:
* Clarify how you determined the non-cash portion of the charge you recorded as of November 30, 2004 ($11.9 million).
* Quantify the value of the vested deferred stock units you issued and clarify how you valued and accounted for them.
* Clarify how you intend to value and account for the unvested restricted awards. Reconcile this to the expected charge you disclose at the bottom of page 24.
* Reconcile the equity award charge of $11,672 reflected in the Equity Statement on page F-5 to the compensation expense in your statement of cash flows. Compare and contrast these amounts to valuations and disclosures set forth in response to this comment
* Clarify how you determined the estimated fair value of $9.42 at the date of offer.
* Separately address the valuation and accounting for your arrangements with Carpenter and Weil. Clarify if the charges you disclose include the effects of their arrangements.

Note 14.  Employee Retirement Benefits, page F24
63. Help us better understand your accounting and disclosures surrounding your defined-benefit retirement plans. Particularly address the US Plan that was spun off on November 30, 2004 and how you have treated this in your financial statements and disclosures.
Provide background information surrounding the status of these plans both before and after the November 30, 2004 spin off. Address how the
Plan spin off was legally structured and what your legal obligations under the plans were both before and after the spin off. At a minimum, please also address the following:
* Clarify whether your disclosures and accounting include the results from the multi-employer plan from which IHS`s retirement plan was spun off effective November 30, 2004. If so, explain why this is appropriate.
* Clarify how you determined the "effect of spin-off" as presented in the change in projected benefit obligation and change in plan assets on page F-26. Explain why this presentation is appropriate, as it suggests the obligation and plan assets include the activity from the multi-employer plan from which IHS`s retirement plan was spun off effective November 30, 2004.
* Reconcile the accumulated other comprehensive loss on page F-27 to the information presented in Note 11.
* Reconcile the $25.4 million reduction of your net pension asset attributable to the non-HIS plans (recorded as a charge to equity) to the $6,009 charge presented on page F-5.
* Discuss how this spin-off will impact your future operations and liquidity.

Refer to the authoritative accounting literature to support your accounting and disclosures. Also address your accounting treatment and disclosures for your post-retirement benefits disclosed in Note
15. In this regard, we note your plan was similarly part of a multi-employer plan and was spun off on November 30, 2004.
64. We note that you have reflected significant unrecognized pension losses as of November 30, 2004. The amortization of these costs could reasonably be expected to materially impact future operating results and, therefore, should be discussed in your critical accounting policies.
65. We note that your pension benefit and the corresponding assets are material to your financial statements. Given the sensitivity of these accounts to changes in subjective accounting estimates, please expand the related critical accounting policy disclosure to quantify the impact of a 50 basis point change in the discount rate on net pension benefit and on the related asset. Please provide similar information for a 50 basis point change in the assumed rate of return on plan assets. Such disclosure is necessary in order for an investor to understand the impact of these critical accounting estimates on your financial statements.
66. We note disclosure that you retained an independent actuarial expert to prepare the calculations related to your employee benefits.
If you chose to refer to and identify the independent expert, you should also include the expert`s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Please revise.

Note 18. Segment Information, page F-30
67. Revise to provide the disclosures required by paragraph 37 of SFAS 131. In this regard, we note you offer different product types
(critical information, decision-support tools and services).

Note 19. Reorganization and Recapitalization, page F-31
68. Help us better understand the ownership structure and relationships between you, HAIC US, NV HAIC, Urpasis and Urvanos prior to and subsequent to the transactions that occurred on November
9, 2004 and November 12, 2004. Provide us an explanation of the accounting you followed for each of these transactions and cite the authoritative guidance used.
69. We note disclosure on page 63 and 65 that refers to your "predecessor company". Please clarify what represents your predecessor company. Clarify whether there was a change in ownership from your predecessor company to the successor company.

General
70. Include a current consent that is complete, with regard to registration number and number of shares.

Recent Sales of Unregistered Securities
71. Please briefly advise of the facts that made Rule 701 available to you for the offers and sales made pursuant to the November-
December 2004 exchange offer.

Exhibits
72. Please file any instrument defining the rights of the Class B common stock holders.
73. To the extent that you have license agreements and/or material agreements with third-party suppliers that you are substantially dependent upon, including standard development organizations or independent contractors, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.



* * * * * * *




    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities
Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of
1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

    You may contact Brent Watson at 202-824-5494 or Lisa
Mitrovich,
Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters.
Please address all other comments to Maryse Mills-Apenteng at
 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  212-450-3596
      Luciana Fato, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, NY  10017

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IHS, Inc.
Form S-1 Filed March 7, 2005
Page 1 of 16